                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                        TO
                              ------------------------  ------------

COMMISSION FILE NUMBER 1-3385


                               H. J. HEINZ COMPANY
                              EMPLOYEES RETIREMENT
                                AND SAVINGS PLAN
                                 (Title of Plan)


                               H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)


                  1 PPG Place, Suite 3100 PITTSBURGH, PA 15222
          (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements, schedule and report are attached hereto:

1.   Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009

4.   Notes to Financial Statements

5.   Supplemental Schedule:

          Form 5500, Schedule H, line 4i Schedule of Assets (Held At End of
          Year) as of December 31, 2009

     Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated June 16, 2010 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

                                                   H. J. HEINZ COMPANY EMPLOYEES
                                                     RETIREMENT AND SAVINGS PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By: /s/ Randolph W. Keuch
                                              ..................................
                                                  Randolph W. Keuch
                                                  Vice President, Total Rewards



June 15, 2010

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants of the H.J. Heinz Company Employees
Retirement and Savings Plan and the Employee
Benefits Administration Board:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held of End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 16, 2010

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS





                                                                               December 31,
                                                                    ---------------------------------
                                                                        2009                 2008
                                                                    ------------         ------------
Assets:

     Investment in Master Trust, at fair value                      $456,361,763         $369,205,084

     Cash equivalents                                                    813,522              506,780

     Participant loans receivable                                      3,617,307            3,628,654

     Dividends receivable                                                843,310              761,943

     Interest receivable on cash equivalents                                  88                   44

     Contributions receivable:
         Participant                                                     420,079              435,069
         Employer                                                        595,314              575,337
                                                                    ------------         ------------
            Total contributions receivable                             1,015,393            1,010,406
                                                                    ------------         ------------

                                                                    ------------         ------------
            Total Assets                                             462,651,383          375,112,911
                                                                    ------------         ------------


Liabilities:

     Accrued administrative expenses                                      86,401               61,850
                                                                    ------------         ------------

            Total Liabilities                                             86,401               61,850
                                                                    ------------         ------------

Net Assets Available for Benefits at fair value                      462,564,982          375,051,061

     Adjustment from fair value to contract value for fully
          benefit-responsive investment contracts                        610,860            1,464,070
                                                                    ------------         ------------

Net Assets Available for Benefits                                   $463,175,842         $376,515,131
                                                                    ============         ============

    The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2009



Additions:
     Net change in Investment in Master Trust             $79,525,789
     Employer contributions                                19,369,479
     Participant contributions                             17,293,187
                                                        -------------
            Total additions                               116,188,455
                                                        -------------

Deductions:
     Withdrawals and Distributions                         28,251,247
     Administrative expenses                                  484,927
     Transfer to successor plan                               791,570
                                                        -------------
            Total deductions                               29,527,744
                                                        -------------

Net increase in net assets
     available for benefits for the year                   86,660,711

Net assets available for benefits at
     the beginning of the year                            376,515,131

Net assets available for benefits at                    -------------
     the end of the year                                 $463,175,842
                                                        =============

    The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements


(1) PLAN DESCRIPTION:

     The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


           General

     The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of its affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.

     The Bank of New York Mellon is trustee ("Trustee") of the Plan.

          Eligibility

     Regular full time employees are eligible to participate in the Plan beginning with their employment commencement date. Part-time or temporary employees are eligible to participate on the first day of the month following a probationary period in which 1,000 or more hours of service are performed.

          Investment Risks

     The plan provides for various investment options as described in Note 6. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


           Contributions

     Participant contributions to the Plan may be either tax-deferred or after-tax. The total of a participant's tax-deferred and after-tax contributions may not exceed 20% of their compensation. Each participant may make contributions into one or more of the investment funds as described in Note 6, in whole percentages, of not less than 1% of their compensation. In addition, a participant may transfer amounts received from other retirement plans to the Plan. Amounts that are transferred from other retirement plans are held in a separate rollover account. Rollovers were $1,307,776 for the year ended December 31, 2009 and are included in participant contributions on the statement of changes in net assets available for benefits.

     Tax-deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code of 1986, as amended (the "Code") rules. Tax-deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $16,500 ($22,000 if over age 50) in 2009 and $15,500 ($20,500 if over age 50) in
     2008. The Committee gives participants affected by these limitations timely notification.

     The Company matching contribution is $0.55 for each dollar of tax-deferred employee contribution up to 5% of the employee's eligible earnings ("Matching Contribution"). The Company's Matching Contribution may be made in cash or shares of the Company's common stock, at the Company's discretion. During 2009, the Company contributed cash which the Trustee used to purchase Company stock. The Matching Contributions can be immediately reallocated into one of the other investment options by participants.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


           Contributions (continued)

     Additionally, the Company makes monthly, age-related contributions to the Company Contribution Account ("CCA") of eligible employees. Employees direct the investment of such contributions into one or more of the investment funds as described in Note 6. For employees whose Plan membership date is on or after May 1, 2004 and credited with at least one year of service, these contributions range from 3% of eligible earnings for participants less than age 30 to 9% for those over age 60. For employees whose Plan membership date is prior to May 1, 2004, the age-related contributions range from 1.5% for participants less than age 30 to 13% for participants over age 60. For the year ended December 31, 2009, the Company made age-related contributions totaling approximately $14.3 million.

           Investment Options

     Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment options selected by the Committee. The current offering includes eight Vanguard mutual funds, two Fidelity mutual funds, one Fidelity stable value common collective trust (CCT) and four other mutual funds in addition to the H. J. Heinz Company Stock unitized investment (Company Stock Investment). The Company Stock Investment holds a temporary investment fund (TIF), sponsored by the Trustee, for liquidity. The TIF is also categorized as a CCT. An additional TIF is held to pay Plan expenses.

           Participant Accounts

     Each participant's account is credited with the participant's contributions, the Company's matching and age-related contributions, and Plan earnings. Company contributions are based on participants' eligible earnings while each participant's investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

     The value of a participant's employee savings account, which includes tax-deferred, after-tax, and rollover contributions, is fully vested at all times.

     In general, participants' matching accounts vest after three years of service. However, regardless of a participant's years of service, the CCA and matching account vest upon retirement, attainment of age 65, total and permanent disability, death, discharge without cause or for any reason after the beginning of the year in which a participant turns 55.

           Withdrawals and Distributions

     A participant or the beneficiary of a deceased participant may elect to withdraw up to 100% of the participant's after-tax or rollover account.

     A participant's vested Company matching balance is available for withdrawal if the participant has at least 3 years of continuous membership in the Plan, but the Company match is suspended for 6 months unless the withdrawal satisfies the hardship rules or the participant is at least 59 1/2 years old.

     A participant may not withdraw any amount from their tax-deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

     A participant may not withdraw any amount from their CCA during active employment unless they are required to take a minimum distribution because they become 70 1/2.

     If a participant qualifies for a hardship withdrawal, they can withdraw from their tax-deferred account (including catch-up contribution). The funds available under the non-hardship distributions must be withdrawn first before the tax-deferred funds can be withdrawn. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing or death of a family member. After receiving a hardship withdrawal, a participant is suspended from contributing to the Plan for six months.

     A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan including the Employees' Retirement System to purchase an annuity.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

           Participant Loans

     Participants may request a loan from their account. The minimum loan is $1,000 and the maximum is the lesser of $50,000 or 50% of the vested value of their account. Participants are charged a $50 loan processing fee. The interest rate is set based on the prime rate in effect on the last day of the month before the loan is issued plus 1%. The Plan also administers participant loans of plans that were merged into the Plan. The interest rates for all outstanding loans for the year ended December 31, 2009 ranged from 4.25% to 9.25% and from 5.0% to 9.25% in 2008.

     Outstanding loans, which are secured by the participants' interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Repayments of the principal of a participant's loan are allocated first to the participant's after-tax account, and then to the participant's tax-deferred account. Payments of interest on a loan to a participant are allocated to the participant's after-tax account and tax-deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

     In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.

           Cash Equivalents

     Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

           Plan Termination

     The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.


           Administrative Expenses

     The Trustee pays expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust unless paid by the Company. Expenses are paid from Plan assets up to 15 basis points of the net asset value during the plan year. The Company pays any Plan expenses in excess of the the basis points accrual and the TIF interest. For the year ended December 31, 2009, Plan expenses were $484,927. Expenses are allocated to each investment fund based on the fund's proportion of the total asset value of the Plan.

     The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The Plan paid the Company $38,282 for the year ended December 31, 2009 for these administrative services which is included in the administrative expense on the statement of changes in net assets available for benefits.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Basis of Accounting

     The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.

          Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           Other

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the net change in investment in master trust on the statement of changes in net assets. Also included in the net change in investment in master trust are dividends and interest earned for the year and the net of new participant loans issued and loan repayments, including interest.

          Investment Valuation and Income Recognition

     The Plan holds an interest in the assets of the H. J. Heinz Defined Contribution Master Trust. The Plan's investments are stated at fair value and consist of various registered investment companies, a stable value common collective trust fund (Fidelity Managed Income Portfolio (MIP)) and
     H. J. Heinz Company stock. Valuation methodologies for each type of investment are discussed within footnote 7 - Fair Value Measurements. As discussed in the following paragraph, the Plan's investment in the MIP is presented at fair value with an adjustment to contact value.

     An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fully benefit-responsive investment contracts are included at fair value in the investment of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Fidelity Managed Income Portfolio is a fully benefit-responsive investment contract.

     Purchases and sales of investments are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(3)  RELATED PARTY TRANSACTIONS:

     The Plan holds a total of $2,599,593 of TIF which is managed by the Trustee of the Plan as of December 31, 2009. The Company Stock Investment holds $1,786,071 of TIF for liquidity. The remainder is maintained to pay Plan expenses. Therefore, these transactions qualify as party-in-interest transactions.

     Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan Sponsor. The Plan purchased 331,011 shares of Company stock at a cost of $12,184,626 and sold 166,181 shares of Company stock for $6,377,165 during Plan year 2009. The Plan received $3,185,106 in dividends during 2009.

(4) FEDERAL INCOME TAXES:

     The IRS has made a determination that the Plan is a qualified plan under
     Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

     The IRS has determined and informed the Company by letter dated August 1, 2002 that the Plan is designed in accordance with applicable sections of the Code. The Plan was amended and restated effective January 1, 2007 to incorporate amendments relating to the Pension Protection Act of 2006 and certain other changes. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements. The Company submitted the Plan to the IRS for review and is awaiting the response.

     Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(5) FORFEITURES:

     Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon voluntary termination of employment or discharge for cause. These forfeitures are used to reduce company contributions. As of December 31, 2009 and 2008, forfeited non-vested accounts totaling $123,787 and $61,816, respectively, were included in the Plan. For the year ended December 31, 2009, the use of forfeited non-vested accounts reduced company contributions by $532,696.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(6) MASTER TRUST:

       The Plan has a Master Trust arrangement with the Trustee. The Trustee maintains separate accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

       The following tables present the Master Trust information for the Plan.

                                                                                                   Retirement &
                                                                                                   Savings Plan
                                               Fair Value of                                        % Interest
                                               Investment of    Dividends and     Net Change in       in the
December 31, 2009                               Master Trust   Interest Income   the Fair Value    Master Trust
                                               -------------   ---------------   --------------   --------------
COMPANY STOCK INVESTMENT FUND

Retirement and Savings Plan Company Stock       $ 87,368,909     $ 3,194,149       $10,485,517        100.00%

SAVER Plan Company Stock                          15,131,807         569,140         1,753,826            --

MUTUAL FUNDS

Retirement Govt. Money Market                     63,298,583         202,061           211,039         79.97%

Intermediate Bond Fund                            20,351,092         806,410         2,698,064         93.07%

Fixed Income Long-Term Securities Fund            18,540,065         968,207         1,285,551         92.06%

Wellington Fund                                   65,941,862       2,022,160        11,582,552         76.68%

Windsor II Fund                                   38,035,531         890,774         8,222,033         94.48%

Institutional Index Fund                          40,739,215         869,743         8,622,050         92.40%

Explorer Fund                                     13,841,535          45,036         3,656,063         94.29%

International Growth Fund                         22,330,938         394,983         6,366,850         94.37%

Lord Abbett Small Cap Value Fund                  13,678,279              --         3,214,196         93.68%

Small Cap Index Fund                               4,535,209          50,001         1,038,986         90.59%

Harbor International Fund                         14,525,433         182,792         3,994,401         93.24%

Institutional Developed Markets Index Fund         5,003,451          54,400         1,046,262         93.01%

Oppenheimer Developing Markets                    27,661,651         109,363        11,299,109         89.04%

Growth Fund of America                            33,518,954         354,758         8,693,670         93.98%

COMMON COLLECTIVE TRUST

Managed Income Portfolio                          35,048,118         567,559           567,559         93.73%

Adjustment from fair value to contract value         651,725              --                --         93.73%
                                                ------------     -----------       -----------
Total Master Trust                              $520,202,357     $11,281,536       $84,737,728         87.85%
                                                ============     ===========       ===========

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(6) MASTER TRUST:  (CONTINUED)


                                                                                                               Retirement &
                                                                                                               Savings Plan
                                                        Fair Value of                                           % Interest
                                                        Investment of    Dividends and    Net Change in the         in
December 31, 2008                                       Master Trust    Interest Income       Fair Value       Master Trust
                                                       --------------   ---------------   -----------------   --------------
COMPANY STOCK INVESTMENT FUND

Retirement and Savings Plan Company Stock               $ 71,194,639      $ 2,999,594        ($17,145,360)        100.00%

SAVER Plan Company Stock                                  13,073,489          540,550          (3,180,063)            --

MUTUAL FUNDS

Retirement Govt. Money Market                             76,282,886        1,683,816           1,676,869          82.04%

Intermediate Bond Fund                                    15,481,430          806,322          (1,020,626)         90.00%

Fixed Income Long-Term Securities Fund                    14,722,862          894,448             261,648          92.54%

Wellington Fund                                           51,720,631        2,211,746         (13,775,998)         76.27%

Windsor II Fund                                           30,582,002        1,256,628         (18,662,693)         94.24%

Institutional Index Fund                                  31,940,891          976,571         (19,177,497)         91.97%

Explorer Fund                                              9,667,944           89,707          (6,948,484)         93.78%
International Growth Fund                                 15,148,016          665,953         (13,354,477)         94.59%

Lord Abbett Small Cap Value Fund                          10,365,027           66,572          (4,869,491)         92.34%

Small Cap Index Fund                                       2,720,597           56,230          (1,524,648)         89.78%

Harbor International Fund                                 10,014,708          189,802          (8,247,869)         92.57%

Institutional Developed Markets Index Fund                 3,475,118          182,609          (2,525,210)         91.84%

Oppenheimer Developing Markets                            13,371,133          296,852         (14,009,797)         88.47%

Growth Fund of America                                    24,434,360          385,147         (15,755,669)         93.61%

COMMON COLLECTIVE TRUST

Managed Income Portfolio                                  29,775,255        1,006,976           1,006,976          92.87%

Adjustment from fair value to contract value               1,576,478               --                  --          92.87%
                                                        ------------      -----------       -------------
                 Total Master Trust                     $425,547,466      $14,309,523       ($137,252,389)         87.10%
                                                        ============      ===========       =============

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(7)  FAIR VALUE MEASUREMENTS:

     Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

     A fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

          Level 1 quoted prices in active markets for identical assets or liabilities;

          Level 2 inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

          Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

     Mutual Funds -- valued at the net asset value of shares held by the Plan at year-end. The net asset value is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

     Common Stock -- valued at the closing price reported on the active market on which the individual securities are traded, and classified within level 1 of the valuation hierarchy.

     Common Collective Trust -- valued using the net asset value provided by the administrator of the Fund. The net asset value is based on the value of the underlying assets owned by the Fund, minus its liabilities, and these divided by the number of units outstanding. The investment is classified within level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are primarily based on observable inputs.

     Participant loans -- valued at the amortized cost, which approximates fair value. Based on a lack of observable inputs, participant loans have been classified as level 3 of the valuation hierarchy.

     Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 categorized using the classification system defined above.

                                  Assets at Fair Value as of December 31, 2009
                             ------------------------------------------------------
Description                     Level 1       Level 2      Level 3        Total
-----------                  ------------   -----------   ----------   ------------
Mutual Funds                 $382,001,798   $        --   $       --   $382,001,798
Common Stocks                 100,487,164            --           --    100,487,164
Common Collective Trusts               --    37,061,670           --     37,061,670
                             ------------   -----------   ----------   ------------
Total Master Trust Assets
   at fair value             $482,488,962   $37,061,670   $       --   $519,550,632
                             ============   ===========   ==========   ============

Participant Loans            $         --   $        --   $3,617,307   $  3,617,307

     The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

Level 3 Assets                                               Participant Loans
--------------                                               -----------------
Balance as of January 1, 2009                                    $ 3,628,654
New loan issuances                                                 1,364,198
Repayments and deemed distributions                               (1,375,545)
                                                                 -----------
Balance as of December 31, 2009                                  $ 3,617,307
                                                                 ===========

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(8)  Recently Issued Accounting Standards:

     In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements," which changes certain disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of level 1 and level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. In addition, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). The Plan will adopt the guidance for additional disclosure requirements in 2010, except for the gross presentation of the level 3 roll forward information, which the Plan will adopt in 2011. Other than the additional disclosure requirements, this guidance will not have a material impact on the Plan's financial statements.

     On September 15, 2009, the FASB Accounting Standards Codification (the "Codification") became the single source of authoritative generally accepted accounting principles in the United States of America. The Codification changed the referencing of financial standards but did not change or alter existing U.S. GAAP. The Codification became effective for the Plan in 2009.

(9)  Subsequent Events:

     We have evaluated the effects of events that have occurred subsequent to December 31, 2009 through the date of this report. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                           EIN: 25 - 0542520 PLAN 009
     SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
                               December 31, 2009


                                                (c) Description of investment including
           (b) Identity of issue, borrower,           maturity date, rate of interest,                              (e) Current
  (a)          lessor, or similar party              collateral, par or maturity value          (d) Cost               Value
-------    --------------------------------     -----------------------------------------  -------------------    ----------------

   *              Bank of New York Mellon       EB Temporary Investment Fund                         $813,522              $813,522

   *              Participant Loans             Participant Loans                                          --             3,617,307
                                                Interest Rates, 4.25% - 9.25%
                                                Maturity through 2024

* Denotes a party-in-interest, for which a statutory exemption exists.

                                  EXHIBIT INDEX

     Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


     23. The consent of Independent Registered Public Accounting Firm dated June 16, 2010 is filed herein.



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